UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71639T106

(CUSIP Number)

December 31, 2018

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 512,999(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 512,999(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,999

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%(2)

12.	Type of Reporting Person OO

(1)  Consists of 411,910 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), which are convertible into shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), on a one-for-one basis and 101,089 shares of Class A Common Stock as of December 31, 2018.

(2)  Assumes the conversion of all Class B Common Stock into Class A Common Stock. Based on 28,166,664 shares of Class A Common Stock outstanding, which is the sum of: (i) 21,308,788 shares of Class A Common Stock and (ii) 6,857,876 shares of Class A Common Stock that are issuable in exchange for the 6,857,876 shares of Class B Common Stock currently outstanding, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission as of November 14, 2018.  If only the shares of Class B Common Stock beneficially owned by Highland Consumer GP GP LLC were converted, it would beneficially own 2.4% of the Class A Common Stock.

CUSIP No. 71639T106		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 512,999(3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 512,999(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,999

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%(4)

12.	Type of Reporting Person PN

(3)  Consists of 411,910 shares of Class B Common Stock and 101,089 shares of Class A Common Stock as of December 31, 2018.

(4)  Assumes the conversion of all Class B Common Stock into Class A Common Stock, as set forth in footnote 2.  If only the shares of Class B Common Stock beneficially owned by Highland Consumer GP Limited Partnership were converted, it would beneficially own 2.4% of the Class A Common Stock.

CUSIP No. 71639T106		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 411,910(5)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 411,910(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,910

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%(6)

12.	Type of Reporting Person PN

(5)  Shares of Class B Common Stock as of December 31, 2018.

(6)  Assumes the conversion of all Class B Common Stock into Class A Common Stock, as set forth in footnote 2.  If only the shares of Class B Common Stock beneficially owned by Highland Consumer Fund I LP were converted, it would beneficially own 1.9% of the Class A Common Stock.

CUSIP No. 71639T106		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I-B LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 87,863

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 87,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,863

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%(7)

12.	Type of Reporting Person PN

(7)  Assumes the conversion of all Class B Common Stock into Class A Common Stock, as set forth in footnote 2.  If no shares of Class B Common Stock are converted, Highland Consumer Fund I-B LP beneficially owns 0.4% of the Class A Common Stock.

CUSIP No. 71639T106		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Entrepreneurs’ Fund I LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 13,226

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 13,226

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%(8)

12.	Type of Reporting Person PN

(8)  Assumes the conversion of all Class B Common Stock into Class A Common Stock, as set forth in footnote 2.  If no shares of Class B Common Stock are converted, Highland Consumer Entrepreneurs’ Fund I LP beneficially owns 0.1% of the Class A Common Stock.

CUSIP No. 71639T106	13G

Item 1(a)	Name of Issuer PetIQ, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 923 S. Bridgeway Pl. Eagle, ID 83616

Item 2(a)

Name of Person Filing
This statement is being filed by the following persons with respect to the shares (the “Shares”) of Class A Common Stock (“Common Stock”) of the Issuer directly owned by Highland Consumer Fund I Limited Partnership (“Highland Consumer I”), Highland Consumer Fund 1-B Limited Partnership (“Highland Consumer IB”) and Highland Consumer Entrepreneurs’ Fund I, Limited Partnership (“Highland Consumer Entrepreneurs,” and together with Highland Consumer I and Highland Consumer IB, the “Highland Consumer Entities”). As of December 31, 2018:

(a) Highland Consumer GP Limited Partnership (HC LP), is the general partner of the Highland Consumer Entities;

(b) Highland Consumer GP GP LLC (HC LLC), is the general partner of HC LP;

(c) Highland Consumer I directly owns 411,910 Shares of Class B Common Stock(9);

(d) Highland Consumer IB directly owns 87,863  shares of Class A Common Stock; and

(e) Highland Consumer Entrepreneurs directly owns 13,226 shares of Class A Common Stock.

HC LLC, HC LP, Highland Consumer I, Highland Consumer IB and Highland Consumer Entrepreneurs are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office The address of each of the reporting persons is: c/o Porchlight Equity Management, LLC 20 William Street, Suite 115 Wellesley, Massachusetts 02481
Item 2(c)	Citizenship Highland Consumer I Highland Consumer IB Highland Consumer Entrepreneurs HC LP HC LLC	Delaware Delaware Delaware Delaware Delaware
Item 2(d)

Title of Class of Securities
Class A Common Stock, $0.001 par value per share.  The Class B Common Stock, $0.001 par value per share, is convertible on a one-for-one basis into shares of Class A Common Stock.

Item 2(e)	CUSIP Number 71639T106

(9)  The Class B Common Stock is convertible on a one-for-one basis into shares of Class A Common Stock.

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 71639T106	13G

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

CUSIP No. 71639T106	13G

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2019.

Highland Consumer Fund I Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

CUSIP No. 71639T106	13G

Highland Consumer GP Limited Partnership

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

CUSIP No. 71639T106	13G

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of  PetIQ, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 12th day of February, 2019.

Highland Consumer Fund I Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By: Highland Consumer GP Limited Partnership, its General Partner

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

CUSIP No. 71639T106	13G

Highland Consumer GP Limited Partnership

By: Highland Consumer GP GP LLC, its General Partner

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

By:	/s/ Peter Cornetta
Peter Cornetta
Managing General Partner